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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Luke Energy Ltd.

(Translation of registrant's name into English)

1200, 520 – 5 Avenue S.W., Calgary, Alberta, Canada T2P 3R7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luke Energy Ltd.

(Registrant)

Date: March 2, 2004	By:	/s/ Mary C. Blue

Mary C. Blue
President and COO

Luke Energy Ltd. 1200, 520 - 5 Avenue S.W. Calgary, Alberta T2P 3R7 Telephone: (403) 261-4811 Facsimile: (403) 261-4818 www.lukeenergy.com

For Immediate Release
February 11, 2004

Press Release
Luke Energy – Drilling Program Update

Calgary, Alberta - Luke Energy Ltd. announces preliminary results from its winter drilling program at Marten Creek in northern Alberta. Marten Creek is a shallow (1,925 feet) multi-zone gas prospect some 150 miles north of Edmonton which is 100% owned by Luke Energy. Since the end of December, Luke Energy has drilled eight wells, all of which have been cased for a 100% success rate. A ninth well is currently drilling and the Company plans to drill a 10th well this winter drilling season. Marten Creek is the genesis of Luke Energy’s first core area. Luke has accumulated 11,000 acres on this project to its 100% account and has acquired about 325 miles of 2D seismic.

Luke Energy’s well testing program is underway and initial results are encouraging. The first five wells have individually tested at restricted rates of 500 thousand cubic feet per day to over 2 million cubic feet per day of gas. The reserve potential on this play is attractive, averaging 1 to 2 billion cubic feet of gas per well. The cost to drill, complete and tie-in a well is in the order of $550,000. Pipelines together with a field compressor are currently being constructed to tie the wells into a nearby main line which is owned by a third party processor. Luke Energy expects initial production from its wells in late March provided that this winter work area does not experience an early spring break-up.

As a result of the success of the current program, a second multi-well drilling program is planned for next winter.

Luke Energy is an emerging oil and gas company located in Calgary and focused in western Canada where it is actively generating new drilling prospects while continuing to review corporate and property acquisitions. At year-end 2003, the Company had cash of $35 million, no debt and 34.8 million shares outstanding. Luke Energy is listed on the Toronto Stock Exchange under the symbol "LKE".

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Information Contacts:
Harold V. Pedersen, Chief Executive Officer
Mary C. Blue, President and Chief Operating Officer
Carrie McLauchlin, Vice-President, Finance and Chief Financial Officer
Phone: (403) 261-4811
Website: www.lukeenergy.com